SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

CALL NOTICE – EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of TIM Participações S.A. (“Company”) are called upon, as set forth in Article 124 of Law 6.404/76, to attend to the Company’s Extraordinary General Meeting to be held on September 29, 2006, at 11:00 am, at the head office, located at Avenida das Américas, 3434, bloco 1, Barra da Tijuca, Rio de Janeiro (RJ), in order to resolve on the following Agenda:

(1) review, discuss and approve the Company’s capital increase proposal, without the issuance of new shares, upon the capitalization of the Reserve for Future Capital Increase, in the amount of R$6,400,741.87 (six million, four hundred thousand, seven hundred and forty one reais and eighty seven cents);

(2) review, discuss and approve the Company’s capital increase proposal, with the issuance of new shares, upon the capitalization of a portion of the Special Goodwill Reserve corresponding to the tax benefit granted to the Company’s subsidiaries during 2005, in the amount of R$50,450,121.48 (fifty million, four hundred and fifty thousand, one hundred and twenty one reais and forty eight cents);

(3) approve the amendment to Article 5 of the Company’s Bylaws, in view of the capital increases described in items (1) and (2) above, the capital stock of the Company being increased to R$7,512,709,900.16 (seven billion, five hundred and twelve million, seven hundred and nine thousand and nine hundred reais and sixteen cents);

(4) review, discuss and approve the Company’s officers and directors compensation proposal relating to 2006; and

(5) review, discuss and approve the proposal for review of the Statutory Audit Committee members compensation relating to 2006.

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General Instructions:

The documents pertinent to the matters to be analyzed and discussed at the Shareholders’ Meeting are at the shareholders’ disposal at the Company’s head office.

The shareholders or their qualified representatives shall observe, for participation in the General Meeting called upon herein, the provisions of Article 126 of Law 6.404/76 and the sole paragraph of Article 15 of the Bylaws. Accordingly, the shareholders to be represented at the General Meeting shall deposit at the Company’s head office the respective documentation which support such shareholders’ representation, including the power of attorney and/or articles of incorporation and corporate acts relating to the appointment, as the case may be, and the representative’s identification document, in up to 2 (two) business days prior to the General Meeting. Within the same term, the holders of the book entry shares or the shares held in custody shall deposit copies of the identity card and the respective issued share statement at least 5 (five) business days prior to the General Meeting. The documentation mentioned herein shall be forwarded to the following address: TIM Participações S.A., Investor Relations Department, Ms. Joana Dark Serafim, Avenida das Américas, 3434, bloco 1, CEP 22640 102, Barra da Tijuca, Rio de Janeiro (RJ).

Rio de Janeiro (RJ), September 5, 2006.

Giorgio della Seta Ferrari Corbelli Greco
Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 11, 2006	By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Financial Officer